February 1, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jeffrey P. Riedler, Esq.
Assistant Director

Re:     Advanced Cell Technology, Inc.
Registration Statement on Form S-1
Filed November 19, 2009 (File No. 333-163202)

Ladies and Gentlemen:

On behalf of Advanced Cell Technology, Inc. (“Advanced Cell” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of January 26, 2010.

Staff comment:

1.           Your revised disclosure on pages 52 and 54 of the registration statement values the shares issued pursuant to the settlement agreement using two different dates, the date the agreement was signed and the date the shares were actually issued, As the number of shares was actually set in the settlement agreement, please disclose the value of the shares issued using the share price on September 24, 2008, as this is the value that was used to determine the number of shares to be issued and to calculate the loss. To the extent you would like to also disclose the value of the shares on the date they were issued, please clarify that the price dropped from $0.05 on September 24, 2008 to $0.03 on September 29, 2008.

Response:

The Registration Statement has been revised to disclose the dollar value, as of September 24, 2008, of the 16,463,302 shares of the Company’s common stock that were issued in exchange for satisfaction of Outboard’s claim. Please see pages 52 and 54.

On behalf of the Company, we confirm that the Company acknowledges that:

	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact me at (212) 981-6772.

Very Truly Yours,

By:	/s/ David B. Manno

cc: William M. Caldwell, IV, Advanced Cell Technology, Inc.

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